UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Threshold Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

885807107

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 885807107

1.	Names of Reporting Persons Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,454,602*

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 5,454,602*

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,454,602

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.8%

12.	Type of Reporting Person (See Instructions) PN

* See Exhibit A, Note 1.

CUSIP No. 885807107

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,960

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 3,960

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,960

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 885807107

1.	Names of Reporting Persons Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,028

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 10,028

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,028

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 885807107

1.	Names of Reporting Persons David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 150,558*

	6.	Shared Voting Power 5,468,590**

	7.	Sole Dispositive Power 150,558*

	8.	Shared Dispositive Power 5,468,590**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,619,148

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.1%

12.	Type of Reporting Person (See Instructions) IN

*      See Exhibit A, Note 3.

**   Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 237,791*

	6.	Shared Voting Power 5,468,590**

	7.	Sole Dispositive Power 237,791*

	8.	Shared Dispositive Power 5,468,590**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,706,381

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.3%

12.	Type of Reporting Person (See Instructions) IN

*      See Exhibit A, Note 4.

**   Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 321,958*

	6.	Shared Voting Power 5,468,590**

	7.	Sole Dispositive Power 321,958*

	8.	Shared Dispositive Power 5,468,590**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,790,548

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.4%

12.	Type of Reporting Person (See Instructions) IN

*      See Exhibit A, Note 5.

**   Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 920,933*

	6.	Shared Voting Power 5,468,590**

	7.	Sole Dispositive Power 920,933*

	8.	Shared Dispositive Power 5,468,590**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,389,523

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 12.6%

12.	Type of Reporting Person (See Instructions) IN

*      See Exhibit A, Note 6.

**   Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 169,999*

	6.	Shared Voting Power 5,468,590**

	7.	Sole Dispositive Power 169,999*

	8.	Shared Dispositive Power 5,468,590**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,638,589

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.1%

12.	Type of Reporting Person (See Instructions) IN

*      See Exhibit A, Note 7.

**   Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 83,958*

	6.	Shared Voting Power 5,468,590**

	7.	Sole Dispositive Power 83,958*

	8.	Shared Dispositive Power 5,468,590**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,552,548

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.0%

12.	Type of Reporting Person (See Instructions) IN

*      See Exhibit A, Note 8.

**   Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 310,884*

	6.	Shared Voting Power 5,468,590**

	7.	Sole Dispositive Power 310,884*

	8.	Shared Dispositive Power 5,468,590**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,779,474

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.4%

12.	Type of Reporting Person (See Instructions) IN

*      See Exhibit A, Note 9.

**   Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 328,538*

	6.	Shared Voting Power 5,468,590**

	7.	Sole Dispositive Power 328,538*

	8.	Shared Dispositive Power 5,468,590**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,797,128

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.4%

12.	Type of Reporting Person (See Instructions) IN

*      See Exhibit A, Note 10.

**   Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 58,782*

	6.	Shared Voting Power 5,468,590**

	7.	Sole Dispositive Power 58,782*

	8.	Shared Dispositive Power 5,468,590**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,527,372

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.9%

12.	Type of Reporting Person (See Instructions) IN

*      See Exhibit A, Note 11.

**   Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons Andrew T. Sheehan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 90,743*

	6.	Shared Voting Power 5,468,590**

	7.	Sole Dispositive Power 90,743*

	8.	Shared Dispositive Power 5,468,590**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,559,333

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.0%

12.	Type of Reporting Person (See Instructions) IN

*      See Exhibit A, Note 12.

**   Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Exhibit A.

CUSIP No. 885807107

1.	Names of Reporting Persons Michael L. Speiser

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 13,746*

	6.	Shared Voting Power 5,468,590**

	7.	Sole Dispositive Power 13,746*

	8.	Shared Dispositive Power 5,468,590**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,482,336

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.8%

12.	Type of Reporting Person (See Instructions) IN

*      See Exhibit A, Note 13.

**   Comprised of shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) owned by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. See Exhibit A.

Item 1.
	(a)	Name of Issuer Threshold Pharmaceuticals, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1300 Seaport Boulevard, Redwood City, CA 94063

Item 2.
	(a)	Name of Person Filing See Exhibit A; Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 885807107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3I(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Exhibit A, which is hereby incorporated by reference and related pages 2 to 15
(b) Percent of class: See Exhibit A, which is hereby incorporated by reference and related pages 2 to 15
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ***
(ii) Shared power to vote or to direct the vote ***
(iii) Sole power to dispose or to direct the disposition of ***
(iv) Shared power to dispose or to direct the disposition of ***

*** See Exhibit A, which is hereby incorporated by reference and related pages 2 to 15. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White, Bird, Sweet, Sheehan and Speiser are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and as such share voting and dispositive power over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/9/2012
Date

Sutter Hill Ventures, A California Limited Partnership

/s/ Jeffrey W. Bird
Signature

Jeffrey W. Bird
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (AI), L.P.

/s/ Jeffrey W. Bird
Signature

Jeffrey W. Bird
Managing Director of the General Partner
Name/Title

Sutter Hill Entrepreneurs Fund (QP), L.P.

/s/ Jeffrey W. Bird
Signature

Jeffrey W. Bird
Managing Director of the General Partner
Name/Title

/s/ David L. Anderson
Signature

/s/ G. Leonard Baker, Jr.
Signature

/s/ William H. Younger, Jr.
Signature

/s/ Tench Coxe
Signature

/s/ Gregory P. Sands
Signature

/s/ James C. Gaither
Signature

/s/ James N. White
Signature

/s/ Jeffrey W. Bird
Signature

/s/ David E. Sweet
Signature

/s/ Andrew T. Sheehan
Signature

/s/ Michael L. Speiser
Signature

EXHIBIT A TO SCHEDULE 13G — THRESHOLD PHARMACEUTICALS, INC.

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Originator	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	5,454,602	Note 1			10.8%

Sutter Hill Entrepreneurs Fund (AI), L.P.	3,960				0.0%

Sutter Hill Entrepreneurs Fund (QP), L.P.	10,028				0.0%

Total of Sutter Hill Funds	5,468,590

David L. Anderson	150,558	Note 3			0.3%
			5,619,148	Note 2	11.1%

G. Leonard Baker, Jr.	237,791	Note 4			0.5%
			5,706,381	Note 2	11.3%

William H. Younger, Jr.	321,958	Note 5			.7%
			5,790,548	Note 2	11.4%

Tench Coxe	920,933	Note 6			1.9%
			6,389,523	Note 2	12.6%

Gregory P. Sands	169,999	Note 7			0.3%
			5,638,589	Note 2	11.1%

James C. Gaither	83,958	Note 8			0.2%
			5,552,548	Note 2	11.0%

James N. White	310,884	Note 9			0.6%
			5,779,474	Note 2	11.4%

Jeffrey W. Bird	328,538	Note 10			0.7%
			5,797,128	Note 2	11.4%

David E. Sweet	58,782	Note 11			0.1%
			5,527,372	Note 2	10.9%

Andrew T. Sheehan	90,743	Note 12			0.2%
			5,559,333	Note 2	11.0%

Michael L. Speiser	13,746	Note 13			0.0%
			5,482,336	Note 2	10.8%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA 94304

The partnerships are organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes 1,470,957 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11.

Note 2:  Includes individual shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) plus all shares (and shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held by the following partnerships in which the reporting person is a Managing Director of the General Partner: Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest therein.

Note 3:  Comprised of 17,310 shares (including 2,825 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held in The Anderson Living Trust of which the reporting person is the trustee, 86,483 shares (including 22,284 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held by a retirement trust for the benefit of the reporting person and 46,765 shares (including 12,171 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held by Anvest, L.P. of which the reporting person is the trustee of a trust which is the General Partner. The reporting person disclaims beneficial ownership of the living trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 4:  Comprised of 151,652 shares (including 37,584 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held in The Baker Revocable Trust of which the reporting person is a trustee and 86,139 shares (including 22,036 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held by Saunders Holdings, L.P. of which the reporting person is a trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 5:  Comprised of 109,637 shares (including 24,666 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held in The William H. Younger, Jr. Revocable Trust of which the reporting person is the trustee, 133,258 shares (including 46,116 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held by a retirement trust for the benefit of the reporting person and 79,063 shares (including 22,502 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/11) held by Yovest, L.P. of which the reporting person is the trustee of a trust which is the General Partner. The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 6:  Comprised of 576,613 shares (including 144,982 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held in The Coxe Revocable Trust of which the reporting person is a trustee,  215,848 shares (including 60,758 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/11) held by a retirement trust for the benefit of the reporting person and 128,472 shares (including 36,706 shares of common stock issuable upon exercise of a warrant that is exercisable within 60 days after 12/31/11) held by Rooster Partners, L.P. of which the reporting person is a trustee of a trust which is the General Partner.  The reporting person disclaims beneficial ownership of the revocable trust’s shares and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 7:  Comprised of 165,985 shares (including 44,748 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held in the Gregory P. and Sarah J.D. Sands Trust Agreement of which the reporting person is a trustee and 4,014 shares held in the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trust agreement’s and the unitrust’s shares except as to the reporting person’s pecuniary interest therein.

Note 8:  Comprised of 58,225 shares (including 14,505 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held in The Gaither Revocable Trust of which the reporting person is the trustee and 25,733 shares (including 13,840 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held by Tallack Partners, L.P. of which the reporting person is the trustee of a trust which is the General Partner. The reporting person disclaims beneficial ownership of the revocable trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest therein.

Note 9:  Comprised of 306,808 shares (including 83,996 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held in The White Revocable Trust of which the reporting person is a trustee and 4,076 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the revocable trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 10:  Comprised of 281,786 shares (including 73,764 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held in the Jeffrey W. and Christina R. Bird Trust of which the reporting person is a trustee, 919 shares held in a Roth IRA for the benefit of the reporting person and 45,833 shares of director’s options that are fully vested and exercisable within 60 days after 12/31/11. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.  The reporting person shares pecuniary interest in the shares of director’s options with other individuals pursuant to a contractual relationship.

Note 11:  Comprised of 12,723 shares (including 2,810 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 46,059 shares (including 11,957 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held by a retirement trust for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the living trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 12: Comprised of 90,743 shares (including 25,603 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held in the Sheehan 2003 Trust of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest therein.

Note 13: Comprised of 13,746 shares (including 3,707 shares of common stock issuable upon exercise of warrants that are exercisable within 60 days after 12/31/11) held in the Speiser Trust Agreement of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust agreement’s shares except as to the reporting person’s pecuniary interest therein.